Exhibit 95

Mine Safety Disclosure Data

There have been NO violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a mine health hazard under section 104.

We certify that we had no mining-related fatalities during the quarterly period ended June 30, 2016.

We have not received an imminent danger order under Section 107(a) of the Federal Mine Safety and Health Act of 1977.

We have not received any notices of a pattern of violations, or of the potential to have such a pattern, of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of mine health and safety hazards.

We have no pending legal actions before the Federal Mine Safety and Health Review Commission as of June 30, 2016, and have not instituted any legal actions during the quarterly period ended June 30, 2016.